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[redacted]

14047773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETC Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Equity Way
(No. and Street)

Westlake (City) — Ohio (State) — 44145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy Onk — (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 E. Broad St., Suite A (Address) — Elyria (City) — Ohio (State) — 44035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Jeremy Onk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETC BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

December 31, 2013

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

We have audited the accompanying financial statements of ETC Brokerage Services, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

INDEPENDENT AUDITOR'S REPORT

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 through 16 is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 26, 2014

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

ASSETS:		
Cash	$ 96,707	
Receivables: (Note 1)		
Clearing organization	51,150	
Mutual fund income	133	
Prepaid expenses	31,492	
Total current assets		$ 179,482
OTHER ASSETS:		
Goodwill (Note 1)	3,500	
Restricted cash (Note 2)	50,000	
Total other assets		53,500
Total assets		$ 232,982

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$ 4,943	
Accrued expenses	5,337	
Total liabilities		$ 10,280
MEMBERS' EQUITY:		222,702
Total liabilities and members' equity		$ 232,982

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2013

REVENUE:		
Commissions	$ 199,193	
Administrative fees	140,000	
Interest and dividends	980	
Mutual fund income	60,501	
Other income	11,072	$ 411,746
EXPENSES:		
Salaries and other compensation	116,382	
Employee benefits and taxes	26,756	
Commission and clearance	145,144	
Insurance	962	
Interest	1,108	
License and permits	41,203	
Occupancy	21,300	
Office and administrative	27,310	
Professional fees	75,457	
Regulatory fees	1,853	
Taxes	824	458,299
NET LOSS		$ (46,553)

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2013

BALANCE - Beginning of year	$	71,755
ADDITION - Contributions		197,500
DEDUCTION - Net loss		(46,553)
BALANCE - End of year	$	222,702

The accompanying notes are an integral part of the financial statements.
See Independent Audtior's Report.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(46,553)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivables		(51,283)
Prepaid expenses		(10,702)
Increase (decrease) in:		
Accounts payable and accrued expenses		5,266
Net cash used in operating activities		(103,272)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of goodwill		(3,500)
Net cash used in investing activities		(3,500)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		197,500
Net cash provided by financing activities		197,500
NET INCREASE IN CASH		90,728
CASH - Beginning of year		55,979
CASH - End of year	$	146,707

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	1,107
Cash paid during the year for income taxes	$	0

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company, formerly known as Collective Financial Services, LLC, operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

E. Concentration of Risk:

The Company maintains a cash balance at a bank. The account at the bank is fully insured by the Federal Deposit Insurance Corporation.

Approximately 97% of the Company's revenue is generated from the accounts of customers of Equity Trust Company, a related party.

Note 1. Summary of Significant Accounting Policies (Continued):

F. Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2013.

Note 2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $187,577, which was $182,577 in excess of its required net capital of $5,000. The Company's net capital ratio was 37.52 to 1.

Note 3. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2013, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 4. Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

Note 4. Income Taxes (Continued):

As of December 31, 2013, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2010 through 2012 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2013, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 5. Related Party Transactions:

The Company had an operating agreement with a related party, Equity Administrative Services, Inc., to provide operating services through June 30, 2013. The agreement required quarterly payments of $2,868. Operating service expenses amounted to $5,736 for the year ended December 31, 2013.

The Company has an operating agreement with a related party, Equity Administrative Services, Inc., to provide broker support functions. The agreement requires a one-time payment of $70,000 for the transition to a new clearing firm and monthly payments of $10,000. Administrative fee income amounted to $140,000 for the year ended December 31, 2013.

Note 6. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2014, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

NET CAPITAL		
Total Members' Equity	$ 222,702	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 222,702
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Due from related parties	0	
Other assets	35,125	35,125
Net Capital before Haircuts on Securities Positions		187,577
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	0	
Other Securities	0	
B. Undue concentration	0	0
		$ 187,577

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2013)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 195,380
Increase in assets	$ 0	
Increase in liabilities	(7,803)	
Increase in non-allowable assets	0	
Increase in undue concentration	0	(7,803)
Net capital per above		$ 187,577

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 686
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 182,577
Excess net capital at 1500%	$ 186,891
Excess net capital at 1000%	$ 186,549
Ratio: Aggregate indebtedness to net capital	.05 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 4,943
Accrued expenses	5,337
Total aggregate indebtedness	$ 10,280
Percentage of aggregate indebtedness to net capital	5 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Independent Auditor's Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

In planning and performing our audit of the financial statements of ETC Brokerage Services, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Radalin & Company

February 26, 2014